FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2005

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

Contact: Dorit Meltzer
             Director, Investor Relations
             Teva Pharmaceutical Industries Ltd.
             (011) 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA TO REPORT 2004 FINANCIAL RESULTS ON
FEBRUARY 15, 2005

CONFERENCE CALL SCHEDULED FOR 9:00 AM EST

Jerusalem, Israel, February 2, 2005 – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that it will release its 2004 financial results on Tuesday, February 15, 2005, early in the morning (EST). The earnings release will be available on Teva's web site at www.tevapharm.com.

Teva will host a conference call and live webcast on that same day, at 09:00AM EST to discuss its 2004 results and overall business environment. A Question & Answer session will follow this discussion.

Investors and other interested parties may access a live webcast through Teva's web site at www.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's web site. Alternatively,   a replay of the call can be accessed until February 22, 2005 at midnight (EST), by calling
1-(877) 660-6853 in the U.S. or 1-(201) 612-7415 outside the U.S. The Pass Code to access the replay is: 135896, Account # 3055.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
        Name: Dan Suesskind
        Title: Chief Financial Officer

Date: February 02, 2005